Exhibit 99.1

NIO Inc. Provides First Quarter 2019 Delivery Update

•	Delivered 3,989 ES8 vehicles in the first quarter of 2019

•	Cumulative deliveries of ES8 reached 15,337

SHANGHAI, China, April 2, 2019 (GLOBE NEWSWIRE) — NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer in China’s premium electric vehicle market, today provided its delivery results for the first quarter of 2019.

As of March 31, 2019, aggregate deliveries of the Company’s ES8, its 7-seater, high-performance premium electric SUV, reached 15,337 vehicles, 3,989 of which were delivered in the first quarter of 2019.

1,373 ES8s were delivered in March, a 69.3% increase over February deliveries of 811, which were negatively impacted by the slow down surrounding the Chinese New Year holiday and the related closures of automobile license plate registration offices. The Company delivered 1,805 ES8s in January, 811 in February and 1,373 in March, bringing the total deliveries of ES8s to 3,989 in the first quarter 2019. First quarter ES8 deliveries exceeded the Company’s prior guidance range of 3,500 to 3,800, and were above the midpoint of the guidance range, 3,650, by 339 vehicles, or 9.3%.

About NIO Inc.

NIO Inc. is a pioneer in China’s premium electric vehicle market, founded in November 2014. NIO’s mission is to shape a joyful lifestyle by offering premium smart electric vehicles and being the best user enterprise. NIO designs, jointly manufactures, and sells smart and connected premium electric vehicles, driving innovations in next generation technologies in connectivity, autonomous driving and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive, convenient and innovative charging solutions and other user-centric services. NIO began deliveries of the ES8, a 7-seater high-performance premium electric SUV in China from June 2018 and officially launched the ES6, a 5-seater high-performance premium electric SUV, in December 2018.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIO’s strategic and operational plans, contain forward-looking statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

For investor and media inquiries, please contact:

NIO Inc.
Jade Wei
Tel: +86-21-6908-3681
Email:  ir@nio.com

Heather Diwu
Tel: +86-10-5687-4108
Email: ir@nio.com

The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
Email: nio@tpg-ir.com

Ross Warner
Tel: +86-10-5730-6201
Email: nio@tpg-ir.com

Source: NIO